

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-mail
George Culmer
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

  Re: Lloyds Banking Group plc
    Form 20-F for the Fiscal Year Ended December 31, 2011
    Filed March 16, 2012
    File No. 001-15246

Dear Mr. Culmer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Hugh West

      Hugh West
      Accounting Branch Chief